ETERNITY HEALTHCARE INC.

May 4, 2011

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:	Michael F. Johnson

Division of Corporation Finance

Dear Sirs:
Re:	Eternity Healthcare Inc. ("the Company") Amendment No. 1 to Registration Statement on Form S-1 Filed April 6, 2011 File No. 333-172061

We refer to your letter of April 22, 2011 addressed to the Company with your comments on the Company's Registration Statement on Form S-1, filed April 6, 2011.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Amendment No. 1 to Registration Statement on Form S-1 filed April 6, 2011

General

1.
As previously requested, please provide a written statement from the company acknowledging that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing and (iii) the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The Company acknowledges that:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing,

(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing and

(iii)
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Risk Factors

2.
Please include risk factor disclosure regarding the conclusions of your principal executive and financial officers that your disclosure controls and procedures are not effective.  In addition, include here, or in an appropriate location of the prospectus with a cross-reference to that section, a discussion of the remedial measures taken to date to address the material weaknesses you have identified.  To the extent known, please include a timeline regarding when you expect to fully remedy the material weaknesses and the costs, if material, associated with the remedial measures.

Response:  We have included the following risk factor in the S-1/A filed concurrently with this response:

“We have material weaknesses in internal control over financial reporting and cannot assure you that additional material weaknesses will not be identified in the future. If our internal control over financial reporting or disclosure controls and procedures are not effective, there may be errors in our financial statements that could require a restatement or our filings may not be filed on a timely basis and investors may lose confidence in our reported financial information, which could lead to a decline in our stock price.

We have assessed that we have material weaknesses in internal control over financial reporting. Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Any inability to provide reliable financial reports or prevent fraud could harm our business. The Sarbanes-Oxley Act of 2002 requires management and our auditors to evaluate and assess the effectiveness of our internal control over financial reporting.

At this time, we do not have sufficient personnel to establish an adequate division of duties amongst persons involved with financial affairs of our company and we do not have sufficient resources to implement internal control over financial reporting procedures.  We believe that once we raise sufficient capital, we will be able to hire the required personnel and effect changes to our internal control over financial reporting procedures which will remediate the current weaknesses.

We cannot assure you that material weaknesses in our internal control over financial reporting will not be identified in the future. Although we intend to improve our internal control processes, we may not be able to effectively and timely implement necessary control changes to ensure continued compliance with the Sarbanes-Oxley Act and other regulatory and reporting requirements. Our lack of financing and additional staff, present challenges to maintain the internal control and disclosure control standards applicable to public companies. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in significant deficiencies or material weaknesses, cause us to fail to timely meet our periodic reporting obligations, or result in material misstatements in our financial statements. Any such failure could also adversely affect the results of periodic management evaluations and the effectiveness of our internal control over financial reporting required under the Sarbanes-Oxley Act. The existence of a material weakness could result in errors in our financial statements that could result in a restatement of financial statements, cause us to fail to timely meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in our stock price. If we fail to maintain effective internal controls, we could be subject to regulatory scrutiny and sanctions and investors could lose confidence in the accuracy and completeness of our financial reports. We cannot assure you that we will be able to fully comply with the requirements of the Sarbanes-Oxley Act or that management or our auditors will conclude that our internal control over financial reporting is effective in future periods.”

"We face competition from several companies with greater financial personnel…" page 9

3.
We refer to your response to prior comment 3 and are unable to concur with your assertion that your immediate competitors are the large and sophisticated research and pharmaceutical companies you reference.  As noted elsewhere in your response letter, you do not have a business absent government approval.  Accordingly, it appears inappropriate to suggest that these are entities with which you currently compete.  We therefore reissue prior comment 3.  Please remove your statements that your competitors include "fully integrated pharmaceutical companies and biotechnology companies," "universities and public and private research institutions," "medical or clinical laboratories," and the like, or consider clarifying in your prospectus, where appropriate, that you hope to compete with these companies, institutions and laboratories once you obtain necessary government approval and begin operations.

Response:  The Company has revised the disclosure in the Risk Factors and Competition section of the S-1/A filed concurrently with this response to comply with this comment.

Description of Business, page 22

General

4.
It appears from your response to prior comment 9 that you have no current plans to research and develop your own in-home medical diagnostic kits and that you intend to serve only as a distributor of such kits within the next 12 months.  Given this, please review your document and revise your disclosure regarding your research and development activities to ensure that your statements accurately reflect that you are not currently conducting research relating to in-home medical diagnostic kits and have no present intention to do so within the next 12 months.  As examples, not intend to be exhaustive, we note the above-cited risk factor on page 9, your statements in your competition discussion indicating that competitor companies "have significantly longer histories of research, operation and development than [you]," and your discussion of government regulations regarding products "[you] are developing."  To the extent you discuss research and development activities, please ensure that you clearly convey that any such activities are contemplated for the future and no foundation currently exists.

Response:  We have amended the S-1/A filed concurrently with this response to comply with this comment.

Principal Products, page 24

5.
Your statement "[s]ubject to government approval, we are currently able to offer the following in-home diagnostic test kits in Canada," should be clarified.  Consider revising your document to state more clearly that you will not be able to offer in-home diagnostic test kits in Canada until you obtain government approval and, therefore, you currently offer no products.  Please also tell us how you determined, in light of the foregoing, that it is appropriate to state on page 23 "[w]e are now a medical device company that distributes in-home medical diagnostic kits in Canada," when you will not be such until you receive government approval, which approval you cannot obtain without raising additional capital.

Response:  We have revised the S-1/A filed concurrently with this response to more clearly state that we will not be able to offer in-home diagnostic test kits in Canada until we obtain government approval and, therefore, currently offer no products.

Description of Property, page 27

6.
We refer to your response to prior comment 13.  Please tell us whether you would be able to secure a lease adequate for your business on substantially similar terms with minimal difficulty.  Alternatively, please file your lease as an exhibit to your next amendment.

Response:  We believe that we would be able to secure a lease adequate for your business on substantially similar terms with minimal difficulty.

Financial Statements and Supplementary Data

Interim Consolidated Financial Statements

Note 3. Restatement of Financial Statements, page F-10

7.
It appears that you are presenting the reverse merger of Kid's Book Writer as a restatement of the interim consolidated financial statements for the three and nine months ended January 31, 2011.  Please tell us the guidance you considered in determining to present this transaction in this manner.  In this regard, while the financial statements should be presented on a retroactive basis to reflect the reverse merger, we do not believe a reverse merger is considered to be a restatement in the context of ASC 205.

Response:  We concur with your comment that a reverse merger should not be presented as a restatement of the financial statement.  However, we did not treat the transaction as a re-statement, but had to restate the financials to fix an initial error in the presentation.  The Company’s interim consolidated financial statements for the three and nine months ended January 31, 2011 had to be restated to correctly account for the share exchange transaction as a reverse merger in accordance with Accounting Standards Codification (“ASC”) 805-40, Business Combinations. Initially, the share exchange transaction was not accounted for as a reverse merger in the interim consolidated financial statements for the three and nine months ended January 31, 2011 originally filed on March 17, 2011.

8.	Additionally, please explain the nature of and accounting guidance considered for each of the balance sheet, income statement, and cash flow adjustments.

Response:  The restated interim financial statements filed on April 5, 2010 correctly represent the continuation of the financial statements of Eternity BC except for its capital structure, which has been retroactively adjusted to reflect the legal capital of Kid’s Book Writer in accordance with ASC 805-40. The interim consolidated financial statements for the three and nine months ended January 31, 2011 originally filed on March 17, 2011 incorrectly presented the consolidated financial statements as continuation of the financial statements of Kid’s Book Writer while Eternity BC was presented as a wholly owned subsidiary. The balance sheet, income statement and cash flow adjustments included in Note 3 of the restated interim consolidated financial statements reflect the changes necessary to apply the guidance in ASC 805-40 for a business combination that is a reverse acquisition.

Certain Relationship and Related Transactions, page 48

9.
We note your response to prior comment 15.  Please tell us how you determined the amount of company shares to issue in the share exchange or otherwise describe in your response to us how you valued the company shares in the transaction.

Response:  We determined the amount of shares to be issued in the share exchange transaction by considering the market value of the company prior to the share exchange as well as the approximate valuation of Eternity BC given its current business potential.  Our company, before the merger, had little value as it did not have an established public market and it did not have any assets.  There was certain value to the company being a publicly traded company, but the company’s management did not believe this was significant as there were costs associated with the transaction and continued public reporting.  We assigned a value of approximately $100,000 to the public company and $2,000,000 to Eternity BC given its revenue potential.

10.	We note your revisions in response to prior comment 16. For each transaction discussed, please identify the related party by name.

Response:  We have included each party by name in the S-1/A filed concurrently with this response.  There was a slight error on one of the debt holders as the person is actually the President of our wholly owned subsidiary.  Given the difference in the accounting acquirer and legal acquirer in reverse merger transactions, the initial reference was incorrect as it should have referred to the president of our subsidiary, not our president.

Yours truly,

ETERNITY HEALTHCARE INC.

Per: /s/ Francine Salari

Francine Salari, President